

May 31, 2011

Mr. Albert P.L. Stroucken
Chairman of the Board and Chief Executive Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

     Re: **Owens-Illinois, Inc.**
              Form 10-K for the Year Ended December 31, 2010
              Form 10-Q for the Period Ended March 31, 2011
              Definitive Proxy Statement on Schedule 14A Filed March 25, 2011
              File No. 1-9576

Dear Mr. Stroucken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 35

1. Given your significant foreign operations, please consider enhancing your liquidity disclosure in future filings to address the following:
   - Disclose the amount of foreign cash and cash equivalents and short-term investments you have as compared to your total amount of cash and cash equivalents and short-term investments as of December 31, 2010; and
   - Discuss the fact that if the foreign cash and cash equivalents and short-term investments are needed for your operations in the U.S., you would be required to

> accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Please show us in your supplemental response what your revised disclosures will look like.

2. As a related matter, on page 69, we note that continuing operations in the United States have generated losses before income taxes for the past three years. On page 72, you disclose that you have $2 billion in undistributed earnings of foreign subsidiaries for which income taxes have not been provided. Please disclose in future filings whether or not there have been repatriations during the periods presented in your financial statements. If there have been repatriations, please also disclose the nature, amounts, timing and special circumstances surrounding these repatriations and explain how you considered the repatriations in concluding that you continue to overcome the presumption that income taxes should be provided for your undistributed foreign earnings. Refer to ASC 740-30-25-17. Please show us in your supplemental response what your revised disclosures will look like.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 48

3. Your auditor's report refers to the financial statement schedule listed in the Index at Item 15(a). On page 114, there is only an Item 15; no Item 15(a) is listed. Please coordinate with your auditing firm to make changes as necessary in future filings so that these references are consistent.

Item 9A. Disclosure Controls and Procedures, page 108

4. We note your disclosure about your phased implementation of a global Enterprise Resource Planning software system. You have provided substantially the same disclosure in your annual reports on Form 10-K for the fiscal years ended December 31, 2008, 2009 and 2010. With a view towards revised or expanded future disclosure, please tell us the status of your implementation efforts and when you currently anticipate that you will complete the implementation.

Item 15. Exhibits and Financial Statement Schedules, page 114

5. We note that you do not appear to have publicly filed the schedules and exhibits to your credit agreement listed as Exhibit 4.11. Please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

<u>FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011</u>

<u>General</u>

6. Please address the above comments in your interim filings as well.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations - First Quarter of 2011 compared with First Quarter of 2010, page 32</u>

7. Please revise your MD&A in future filings to describe, with more detailed quantification, the business reasons for changes between periods in each individual segment's sales and segment operating profit. Your current MD&A for example focuses largely on the segment operating profit of all segments combined (a non-GAAP measure), as opposed to the segment operating profit of each individual segment. Please show us in your supplemental response what your revised disclosures will look like.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 25, 2011</u>

<u>Executive Compensation</u>

<u>Compensation Discussion and Analysis</u>

<u>Annual Incentive, page 27</u>

8. Based on the information you disclose, it is unclear to us how you calculated the actual percentage payouts shown on page 29. To help us understand the calculation, please show us, in detail, how you calculated the percentage payout for each of the named executive officers. In doing, please also address how the compensation committee determined the discretionary portion of the 2010 SMIP payout for each named executive officer, summarizing any individual accomplishments that the committee considered

<u>Potential Payments Upon Termination or Change In Control, page 49</u>

9. In future filings, in the tabular disclosure for each named executive officer please include a total row for each termination scenario.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief